3-13-02

863614
1-10579

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 13, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

02024866

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

Item 1

Telefónica

CTC CHILE

News Release
FOR IMMEDIATE RELEASE
For more Information Contact:

Gisela Escobar - Verónica Gaete
M.José Rodríguez – Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392

E-mail:
gescoba@ctc.cl, vgaete@ctc.cl
mjrodri@ctc.cl, macosta@ctc.cl

Richard Huber – Mariana Crespo
Thomson Financial/Carson
Tel:212-701-1830

E-mail:
richard.huber@tfn.com
mariana.crespo@tfn.com

TELEFONICA CTC CHILE FILES LAWSUIT AGAINST THE CHILEAN GOVERNMENT

(Santiago, Chile –March 12, 2002) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announces that today it filed a civil lawsuit against the State of Chile, represented by the National Defense Counsel (*Consejo de Defensa del Estado*). The lawsuit, which was unanimously approved by the Board of Directors of the Company, is based on the fact that grave illegalities and errors in calculation, as well as errors in the application of economic concepts and criteria, were incurred in Tariff Decree 187, which sets the maximum tariffs that the Company may charge for local telephony and interconnection services for the period between May 1999 and May 2004. To date, these errors have not been denied nor corrected by the corresponding authorities, and will cause Telefónica CTC Chile damages of approximately US$274 million over the life of the decree.

Since the enactment of Tariff Decree 187 in August 1999 (implemented retroactively from May 1999), Telefónica CTC Chile has attempted to resolve this situation before several administrative authorities. None of these authorities has rejected the technical arguments presented by the Company, referring instead to reasons of jurisdiction and timeliness in order not to resolve the issues.

The objective of the Board of Directors in filing a lawsuit is to protect the rights of shareholders to recover their investment, which has been seriously affected as a result of a decree that has been recognized as illegal and damaging. The shareholders of Telefónica CTC Chile are: foreign investment funds (1.3%), Chilean pension funds and insurance companies (24.4%), ADR holders (22.3%), Telefónica Internacional Chile S.A. (43.6%) and others (approximately 8.0%).

The lawsuit filed by the Company seeks only to recover the economic damages that have already been inflicted and that will be inflicted by the application of Tariff Decree 187 until May 2004, and will not result in an increase in pricing of the services offered by Telefónica CTC Chile.

"Despite having presented our case before all the corresponding authorities without obtaining any concrete progress towards the correction of the illegalities that were committed, we maintain our confidence in the proper functioning of Chilean institutions and we hope that this technical issue will be resolved by the Courts as such, leaving aside any pressures or special interests," said Bruno Philippi, Chairman of the Board.

The lawsuit is based on the fact that grave illegalities and errors were committed in Tariff Decree 187, which have caused damages to Telefónica CTC Chile. The errors were in relation with the following issues: a decrease in the costs of technical investments; an unfounded decrease in taxable costs due to the application of the wrong depreciation methodology; a reduction in the delinquency rate for calls from fixed to mobile networks; the exclusion of costs related to the editing, printing and free distribution of White Pages telephone directories; and an error in the setting of the fixed monthly charge for telephone line service.

The total amount of the damages involved is of Ch$181,038 million, equivalent to approximately US$274 million, which amount covers the damages that the Company has incurred and will incur as a result of the application of the Tariff Decree until May 2004.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the second quarter of 2001. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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Item 2

YEAR 2002 INVESTMENT AND FINANCING STRATEGY OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

The following is the translation from Spanish of the text of the investment and financing strategy for the year 2002, which will be presented for approval at the Ordinary Shareholders' Meeting to be held on April 5, 2002:

GENERAL POLICY

Compañía de Telecomunicaciones de Chile S.A., "Telefónica CTC Chile" or "the Company", will concentrate investment resources in the year 2002 in all areas of business defined in its By-laws, with particular emphasis on the following:

- To service the communication needs of current and potential customers of the Company and its Subsidiaries by providing telecommunications, information and audiovisual communications services in the areas of available technology, provided that the conditions established by the regulatory framework allow for a minimum return for shareholders.
- To expand the activity of the Company domestically and internationally through the search for new business opportunities in markets where it can compete profitably because of its experience and skills in telecommunications.
- To implement a modern management strategy oriented towards maximizing the value of the Company while innovating in the efficient organization of employees and resources involved in the operation and development of telecommunications businesses.
- To ensure the appropriate allocation of investment funds and compliance with the solvency indicators consistent with the domestic economic situation and the international scenario.

The above framework has been implemented through the creation of the Telefónica CTC Chile Group and its Subsidiaries where each is autonomous in the management and optimization of their business, within the framework of the general policies and financial controls of the group, and subject to the decisions of their own Boards of Directors.

I. INVESTMENT POLICY

As announced in the General Policy, Telefónica CTC Chile will make the investments necessary to comply with its social mission as established in the By-laws and the above objectives. For these purposes, the Company Management will have sufficient authority to invest in the telecommunications business based on the current regulatory framework, which implies the provision of services in accordance with the existing installed capacity and expansion plans for new services that allow for adequate levels of profitability according to technical-economic criteria.

Telefónica CTC Chile will invest in telecommunications-related businesses through the direct development of projects either on the part of the Parent or Subsidiaries and eventually through the formation and/or participation in civil or commercial companies.

Below is a description of the principal investment projects under consideration by the Telefónica CTC Chile Group for the year 2002.

1. AREAS OF INVESTMENT

a) NETWORK INFRASTRUCTURE

The Network Infrastructure of Telefónica CTC Chile is comprised of Fixed Telephony, Mobile Telephony, Data, Long Distance and IP Network Platforms. These networks include the telecommunications systems and equipment and associated intangible assets, and provide integrated physical, technological and operational support for the services offered by the Corporation to its customers. The investments in networks are described below:

Line Expansion Plan

Telefónica CTC Chile will continue using the available capacity of lines installed to expand service in the year 2002, in accordance with the tariff and regulatory environment, achieving complete coverage on the domestic market in Fixed Telephony. Investments associated to this are related to minor infrastructure works and equipment when demand so requires and the return of such investments is justified.

Quality of Service

This project includes various projects to be developed in order to replace outdated equipment, support networks, perform preventive maintenance and provide tools to better and optimally manage the capacity of networks so as to ensure their reliability according to international standards.

Long Distance Voice and Data Network

This area contemplates investments in order to continue developing a domestic and international fiber-optic network to increase the capacity and quality of long distance communications. It also includes the roll-out of a Multiservice Network, in order to provide the necessary infrastructure to sustain the current and future bandwidth requirements and maintain the current levels of quality of service.

Corporate Communications

Data Network projects and implementation of Private Networks will continue to be developed according to customer requirements and demand, as well as the provision of integrated solutions through dedicated or switched communications services and products.

The development of the IP Network will also be continued allowing the Company to offer efficient services that use Internet protocol.

Mobile Communications

The projects for the year 2002 will continue with the expansion of Mobile Telephony, as well as the necessary investments in order to maintain and improve standards of quality of service. Likewise, developments will continue in order to strengthen the provision of Value-Added Services, Data Services and Internet Services.

b) SALE OF LINES

Corresponds to investments associated to connection, transfer of lines, and line extensions, among others.

c) PUBLIC TELEPHONY AND TERMINAL EQUIPMENT

This corresponds to the investment required to maintain the number of existing Public Telephones and to the acquisition of Terminal Equipment for the sale of lines, as well as of equipment with new functions in order to offer new services.

d) INTERCONNECTIONS

Includes investments in interconnection links with long distance carriers, fixed telephony companies, mobile telephony companies and Internet service providers (ISPs). This also includes investments in the various services related to the unbundling of the network.

e) INFORMATION SYSTEMS

The information technology resources, through the subsidiary Sonda, will be focused on information systems services, with the objective of being the leader in technological developments presented in Latin America.

f) e-BUSINESS

This refers to investments destined to transform internal and business processes of the Company so as to utilise Internet technologies and incorporate the best management practices associated to these technologies. These investments include the development of Internet projects for clients, complementing the telecommunications business.

g) BROADBAND AND INTERNET EXPANSION

Telefónica CTC Chile will continue with the implementation of broadband technologies through the integration of xDSL platforms and technologies, tele-surveyance and security services, among others. Additionnaly, investments in Community Internet Centers will allow Internet technology and its applications to be close to the community, with the development of specific contents of communitary use.

h) OTHER INVESTMENTS

This includes investments in information systems equipment and furnishings for administrative areas, and the improvement of administrative space and customer service together with the investments associated to medical care and other minor areas.

2. INVESTMENT FORECAST

The maximum investment limit of the group of companies will be determined on the basis of the cost of implementing the projects previously defined in the areas of investment, within the regulatory framework, and which will help satisfy the demand of new clients using existing capacity and ensuring an adequate return for the Company. It will also consider the provision of new services in accordance with the demand of corporate customers, maintenance of the levels of quality of service, and support operative and administrative management required by the subscriber growth of the Company.

The maximum investment in the formation of and/or participation in civil or commercial companies, both nationally as well as internationally, is set at 25% of the shareholders' equity in the most recent quarterly consolidated balance sheet presented to the Chilean Securities and Exchange Commission.

3. INVESTMENT IN FINANCIAL INSTRUMENTS

In addition, the Company will invest in financial assets so as to maximize the yield of cash surpluses and provide appropriate protection of the liabilities taken on by the Company in different currencies and at different interest rates. The investment portfolio will be diversified according to parameters for liquidity, return and risk of the issuer as determined by the Company Management, also taking into account the hedging of liabilities.

4. PARTICIPATION IN THE CONTROL OF INVESTMENTS

Since the investment projects of the Telefónica CTC Chile Group are principally related to its business, it has control over the different stages of development of those investments.

Should the participation of third parties be required in new businesses, the Company will regulate its relationship with them in due course by contracts.

II. FINANCING POLICY

During 2002, emphasis will be placed on the search of alternatives that allow for the improvement of the financial structure of the Company, through new financing and *renegotiations of current debt conditions.*

The sources of financing of the investments for the year 2002 will be managed according to the long-term Financial Plan of the Company. The financial resources required in the year 2002 will be obtained internally, from traditional borrowing, from the sale and leasing of real estate with or without a purchase option, from public or private debt instruments with or without the option to convert into capital in Chile or abroad, from bank loans, supplier credit, the securitization of assets and capital contributions, if strategic considerations make it advisable. Other alternatives of financing available on the local and international financial markets may also be considered if convenient to the Company, after an economic and financial assessment.

The internal resources may consist of accounting depreciation, other amortizations and net profits for the period. Profits in the period constitute a net source of financing in the proportion approved for retention by the General Shareholders Meeting.

The maximum consolidated debt-to-equity ratio of the Group may not exceed 1.6 unless the most restrictive limit established in the covenants in effect with lenders is above 1.6, in which case the most restrictive limit agreed upon with lenders will apply. However, this limit may not exceed 1.75. Borrowing will be determined as the ratio between debt and equity. "Debt" will be considered all consolidated total liabilities and "Equity" the difference between all consolidated assets and consolidated total liabilities. The calculation of this ratio will be calculated as of one same date and in currency of the same purchasing power.

III. MANAGEMENT'S ATTRIBUTES TO DETERMINE GUARANTEES AND RESTRICTIONS ON THE DISTRIBUTION OF DIVIDENDS WITH LENDERS

Notwithstanding the restrictions established by law or by the By-laws regarding the granting of real or personal guarantees to secure third-party obligations, the Company's Management may not agree to the granting of real or personal guarantees to secure obligations of the Company or of third parties, other than subsidiaries, except after approval by an Extraordinary Shareholders Meeting. Cash obligations arising from price balances for the purchase of chattel or real estate are exempt from the foregoing if they are secured under real guarantees on the same assets that are purchased.

The Company may agree to restrictions on the distribution of dividends with lenders only after approval by an Ordinary or Extraordinary Shareholders Meeting.

IV. ASSETS ESSENTIAL TO THE OPERATION OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A. are all networks and switching centres, principal works and equipment in service, including land and easements required for the operation of these facilities, protected by the respective concession decrees. Notwithstanding the foregoing, those assets may be modified or replaced given their technical or economic obsolescence.

Compañía de Telecomunicaciones de Chile S.A. declares as its Essential Assets 51% of the shares in Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. and Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. including the assets required to operate these companies, either owned by them or having been leased thereto by Compañía de Telecomunicaciones de Chile S.A., protected by the respective concession decrees, as well as the assets that modify or replace them because of technical or economic obsolescence.

Moreover, should any of the subsidiaries Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. or Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. convene an Extraordinary Shareholders Meeting to transfer part or all of their assets mentioned in the previous paragraph, Compañía de Telecomunicaciones de Chile S.A. must convene an Extraordinary Shareholders Meeting of its own to decide on the terms under which its representatives will vote at the subsidiary's Extraordinary Shareholders Meeting.

V. MANAGEMENT'S ABILITY TO SUBSCRIBE, AMEND OR RENEW PURCHASE, SALE OR LEASING AGREEMENTS REGARDING GOODS AND SERVICES REQUIRED FOR REGULAR OPERATION OF TELEFONICA CTC CHILE

Apart from its inherent powers, the Company's Management shall, pursuant to the By-laws, have sufficient power as necessary to subscribe, amend or cancel purchase, sale or leasing agreements of goods and services for regular operation of the Company, within the applicable legal framework and while observing the conditions reigning on the markets for goods or services of the same type, quality, characteristics and conditions.

However, the Administration couldn't alienate the goods or property rights declared essential for the performance without a favorable previous agreement of the Extraordinary Shareholders Meeting.

Item 3

2002 Dividend Policy

The following is the translation from Spanish of the text of the dividend policy for the year 2002, which will be presented for approval at the Ordinary Shareholders' Meeting to be held on April 5, 2002:

1. Regarding fiscal year 2002, it is the intention of the Company's Board of Directors to distribute at least a 30% of the Company's net income through the payment of the single dividend in May 2003, to be proposed at the Annual General Shareholders' Meeting.

2. The dividend policy for 2002 and following years will be defined in line with the objectives set forth in the Company's Financial Plan, which is mainly focused on the reduction of debt, so as to adjust the financial structure of the Company.

3. This policy represents the intention of the Board of Directors, and its implementation will depend on the net income actually obtained, as well as on projections that may be periodically made by the Company or on the occurrence of certain events.

4. The procedure for payment of dividends is as follows:

   4.1 For the collection of dividends, shareholders may choose one of the following alternatives:

   a) Direct payment through a check or a cashier's check (for whatever amount of the dividend payment).

   For shareholders residing in Santiago, payment will be made at a bank designated for this purpose in the downtown area, named in the publication of the dividend. Uncollected payments will be handled by the Shareholders Office of Telefónica CTC Chile at Av. Providencia 111, 2nd floor, or a bank named for this purpose, subject to prior notification to shareholders.

   For shareholders residing outside the Santiago area, payment of dividends will take place in the Company's regional offices.

   For ADR holders, payment will be made through the depositary bank, as established in chapter XXVI of Title I of the *Compendio de Normas de Cambios Internacionales* (Compendium of International Exchange Regulations) of the Central Bank of Chile and in the Deposit Agreement between Citibank N.A. and Compañía de Telecomunicaciones de Chile S.A.

   b) Deposit in checking account.

   c) Deposit in savings account.

   d) Payment sent by registered mail to the shareholder's residence in the form of a check or cashier's check.

   4.2 Shareholders will be asked to choose one of these four alternatives, which are mutually exclusive, giving preference to those that do not contemplate direct payment at the Company's offices or through third parties.

4.3 In order to make the payments and to avoid undue payments, the following precautions have been taken:

a) Direct payment will require:

- The identification card of the shareholder, when he/she personally requests payment.

- Notarized authorization allowing for payment to a third party when such third party is sent on behalf of the shareholder to collect payment. Such person will also need to identify him/herself.

b) For payment by deposit in checking or savings accounts, the account must be in the name of the shareholder.

c) For the issuance of checks or cashier's checks, for direct payment or payment by registered mail, the following considerations apply:

- All checks and cashier's checks will be made out to the shareholder's name, unless requested otherwise in writing by the shareholder.
- All checks to institutions regardless of amount, and to individuals when in an amount higher than Ch$500,000, will be for deposit only, unless the shareholder requests otherwise in writing.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

By: ______________________

Julio Covarrubias F.
Chief Financial Officer

Date: March 13, 2002